TransAlta shareholders approve all resolutions at the Annual Meeting of Shareholders

CALGARY, Alberta (April 29, 2015) – TransAlta Corporation (TSX: TA; NYSE: TAC) held its Annual Meeting of Shareholders on April 28, 2015 in Calgary, Alberta. A total of 123,171,033 common shares, representing 44.47% of the shares outstanding were represented in person and by proxy at the meeting.

The following resolutions were approved by shareholders:

1.	Election of Directors

The ten director nominees proposed by management were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
William D. Anderson	117,061,998	98.82%	1,397,137	1.18%
John P. Dielwart	116,912,245	98.69%	1,546,890	1.31%
Timothy W. Faithfull	117,005,835	98.77%	1,453,300	1.23%
Dawn L. Farrell	117,062,664	98.82%	1,396,471	1.18%
Alan J. Fohrer	116,916,431	98.70%	1,542,704	1.30%
Gordon D. Giffin	114,745,920	96.87%	3,713,215	3.13%
P. Thomas Jenkins	116,791,881	98.59%	1,667,254	1.41%
Yakout Mansour	117,162,494	98.91%	1,296,641	1.09%
Georgia R. Nelson	113,524,327	95.83%	4,934,808	4.17%
Beverlee F. Park	117,164,425	98.91%	1,294,710	1.09%

2.	Appointment of Auditors

The Appointment of Ernst & Young LLP to serve as the independent auditors for 2015 was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Withheld	Percent
121,955,625	99.09%	1,116,410	0.91%

3.                  Advisory Vote on Executive Compensation

The advisory vote on management’s approach to executive compensation was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Votes Against	Percent
112,624,787	95.07%	5,835,865	4.93%

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
Jacqueline O’Driscoll	ta_media_relations@transalta.com
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com